UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market September | 2022

Azul Announces Exit of 12 Embraer E-195 E1s

Embraer E-195 E1 fleet will be reduced by 40% by end of 2023 compared to 2019

São Paulo, September 20, 2022 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil in number of flights and cities served, announces today the exit of 12 aircraft Embraer E-195 E1s from its current passenger operating fleet until the end of 2023. Azul’s passenger operating E1 fleet will be reduced by 22 aircraft compared to 2019, which represents a 40% reduction and a significant acceleration in its fleet transformation plan.

The exit of 12 aircraft Embraer E-195 E1s is related to: (i) a recently negotiated sale of 5 aircraft to Azorra Aviation, reducing debt; (ii) the end of lease of 4 aircraft; and (iii) the conversion of 3 aircraft to Class F freighter.

The chart below presents the expected Embraer E-195 E1s fleet for the end of 2022 and 2023:

E1 Passenger Operating Fleet

“This announcement demonstrates our ability to accelerate the phase-out of previous-generation Embraer E1s. The exit of the E1s gives us the opportunity to advance the delivery of next-generation E2, further expanding our margins given the E2’s 26% lower seat cost compared to the E1,” said Alex Malfitani, Azul’s CFO. “This also confirms our position as the airline with the youngest, most fuel-efficient fleet in the region and moves us one step further in our commitment to reach carbon neutrality by 2045,” added Alex.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers more than 900 daily flights to more than 150 destinations. With an operating fleet of 160 aircraft and more than 13,000 crewmembers, Azul has a network of more than 300 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 20, 2022

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer